Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

November 6, 2009

Gary Todd Accounting Reviewer Securities and Exchange Commission Division of Corporation Finance Mail Stop 3030 Washington, DC 20549

Re:	Cogo Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 000-02642

Dear Mr. Todd:

On behalf of our client, Cogo Group, Inc. (the “Company”), we are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the United States Securities and Exchange Commission (the "Commission") on September 23, 2009 (the "Staff’s Letter").  The discussion below reflects our response to the Staff’s Letter on a point by point basis.  Please note that all amounts presented are in thousands, except share data.

Form 10-K for the fiscal year ended December 31, 2008

Item 5. Market for Registrant’s Common Equity..., page 25

1.	In your future filings, please provide the performance graph required by Item 201(e) of Regulation S-K.

The Company will include the performance graph required by Item 201(e) of Regulation S-K in its future annual reports to shareholders pursuant to Exchange Act rule 14A-3 or rule 14C-3.  Pursuant to Instruction 7 to Item 201(e), the performance graph need not be provided in any filings other than the annual report to security holders required by Exchange Act Rule 14a-3 or Exchange Act Rule 14c-3 that precedes or accompanies a registrant’s proxy statement or information statement relating to an annual meeting of security holders at which directors are to be elected (or a special meeting or written consents in lieu of such meeting).  See also  “Item 201 of Regulation S-K — Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters”, July 1997 Manual of Publicly Available Telephone Interpretations, last updated September 14, 2009.

Mr. Gary Todd
November 6, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Cost of Sales, page 30

2.
We note the disclosure on page 30 that you do not charge your customers an independent design fee but rather you generate revenue by selling components required in your module reference design.  Please tell us and revise future filings to disclose how you account for the costs incurred to design the module.  For example, discuss if these costs are deferred and recognized when revenue is generated from the sale of components or whether they are expensed as incurred.

The Company has advised that costs incurred for the design of modules are expensed as incurred and recorded as research and development expense in the Company’s consolidated income statement.

The Company’s future filings will disclose the Company’s accounting policy for costs incurred for the design of modules.

Item 8. Financial Statements

Note 7. Acquisitions, page F-20

3.
You disclose that the purchase consideration for Keen Awards is all contingent upon achieving certain agreed-upon earnings levels during a two year period.  We also see that you have RMB 51,749 payable as of December 31, 2007 for the Keen Awards acquisition for amounts that are contingently due.  Please tell us how you determined the amount of purchase price to allocate to assets and liabilities acquired as of the acquisition date.  Please refer to paragraph 27 of SFAS 141 which indicates that contingent consideration is normally recorded when the contingency is resolved and the additional consideration is issued or is issuable.

The Company acquired Keen Awards on August 1, 2007.  The Company has advised that the sum of the fair market values of the identifiable assets acquired less liabilities assumed was RMB 63,032.  Based on the terms of the agreement, the consideration was RMB 150,924. all of which was contingently payable over a two year period based on achieving certain agreed earnings levels.  Therefore, the sum of the fair values of the assets acquired less the liabilities assumed exceeded the acquisition cost, excluding the contingent consideration by RMB 63,032, resulting in negative goodwill.  In accordance with Accounting Standards Codification (“ASC”) Topic 805 (paragraph 46 of Statement of Financial Accounting Standards (“SFAS”) 141, Business Combinations),   since the contingent consideration could result in recognition of additional purchase price in a future period, the Company recognized, as if it were a liability, an amount equal to the lesser of the maximum of the amount of the contingent consideration and the total amount of negative goodwill.  Accordingly, the amount of the negative goodwill of RMB 63,032 was recognized as if it were a liability at the date of acquisition.

Subsequent to the initial recognition of the contingent consideration and due to certain earning milestones being achieved, the Company made cash payments in relation to the contingent consideration for the acquisition of Keen Awards of RMB 33,914 (RMB 11,283 in 2007, RMB 22,597 in 2008 and RMB 34 in 2009).

Mr. Gary Todd
November 6, 2009

4.
As a related matter, we see that the full consideration has not yet been paid for the 2007 acquisition of Comtech Broadband or the 2008 acquisition of Rise Year.  Tell us and in future filings please disclose the payment terms for the consideration for these acquisitions.  If there are contingencies related to payment, such as the earnings contingency for the Keen Awards transaction, please describe the contingencies and explain to us how your accounting considers the related guidance from SFAS 141.

The Company has advised that the acquisition price of Comtech Broadband was approximately RMB 113,193.  No amount of the consideration for the acquisition of Comtech Broadband is contingent.  The purchase agreement did not include a fixed payment schedule and as a result the acquisition price was payable on demand. However, the Company and the selling shareholders agreed that the consideration could be held back by the Company to settle any claims that might arise for contractual warranties and for any misrepresentations made to the Company. Therefore the consideration price was held back and RMB 21,901 was settled in 2007, RMB 46,843 was settled in 2008, RMB 34,107 was settled in 2009 and RMB 10,342 is to be paid in 2010.

For the acquisition of Rise Year, the acquisition price was approximately RMB 60,921, none of which is contingent.  The purchase agreement did not include a fixed payment schedule, and as a result the acquisition price was payable on demand. Similar to the Comtech Broadband acquisition, the Company and the selling shareholders of Rise Year agreed that the consideration could be held back by the Company to settle any claims that might arise for contractual warranties and for any misrepresentations made to the Company. The Company paid approximately RMB 3,485 and RMB476 in 2008 and 2009 respectively, and also expects that approximately RMB 44,524 will be paid by 2010 and the remaining balance of approximately RMB 12,436 will be paid in 2011.

The Company’s future filings will disclose the payment terms in connection with these acquisitions.

5.
As a related matter, please tell us and disclose in future filings how you determined the fair value assigned to common shares you agreed to issue in connection with the acquisitions of Keen Awards and Comtech Broadband.

The terms of the Keen Awards acquisition were publicly announced on August 1, 2007.  The Company has advised that the consideration recognized of RMB 63,032 for the Keen Awards acquisition was contingently payable, in cash.  In addition to the contingent cash payment actually recognized, the agreement includes additional contingent payments of:

Mr. Gary Todd
November 6, 2009

•	an additional RMB 27,522 in cash;
•	287,770 shares with an assigned fair value of RMB 30,185 at acquisition date; and
•	a 20% equity interest in Keen Awards with an assigned fair value of RMB 30,185 at acquisition date.

In determining the fair value of the 287,770 shares issuable for the Keen Awards acquisition, management considered the daily traded price of the Company’s shares during a reasonable period before and after August 1, 2007 (which management determined to be from July 27, 2007 to August 3, 2007) for determining the appropriate fair value of the Company’s shares issuable for the Keen Awards acquisition. The simple average of the daily traded prices of the Company’s shares over this 5 day trading period was US$13.99 as compared to the traded price of US$13.90 on August 1, 2007.  Given that the traded price for the Company’s common shares during the period from July 27, 2007 to August 3, 2007 was consistent with the traded price of the Company’s common shares on August 1, 2007, management determined the fair value assigned to common shares the Company agreed to issue in connection with the acquisition of Keen Awards based on the traded price of Company’s shares as of August 1, 2007.

Based on the terms of the Keen Awards acquisition agreement, the Company is first required to settle the cash contingent consideration until all cash payments are settled, followed by the issuance of the shares of the Company and finally, the issuance of 20% of the shares in Keen Awards.  However, as described in our response to the Staff’s comment 3 and based on the guidance in ASC Topic 805 (paragraphs 45 and 46 of SFAS 141), the contingent consideration recognized was restricted to the lesser of the maximum of the amount of the contingent consideration and the total amount of negative goodwill.  Therefore, the Company was not required to recognize the fair value of any of the shares contingently issuable for the acquisition of Keen Awards.

As for the Comtech Broadband acquisition, the terms of the agreement were publicly announced on August 31, 2007.  Management considered the daily traded price of the Company’s shares during a reasonable period before and after August 31, 2007 (which management determined to be from August 29, 2007 to September 5, 2007) for determining the appropriate fair value of the 295,508 Company’s shares issuable for the Comtech Broadband acquisition. The simple average of the daily traded prices of the Company’s shares over this 5 day trading period was US$16.82 as compared to the traded price of US$16.92 on August 31, 2007.  Given that the traded price for the Company’s common shares during the period from August 29, 2007 to September 5, 2007 was consistent with the traded price of the Company’s common shares on August 31, 2007, management determined the fair value assigned to common shares the Company agreed to issue in connection with the acquisition of Comtech Broadband based on the traded price of Company’s shares as of August 31, 2007.

The Company’s future filings will reflect the determination of fair value assigned to common shares in connection with business combinations.

Mr. Gary Todd
November 6, 2009

Item 9A. Controls and Procedures, page 46

6.
We note your disclosure that your “chief executive and chief financial officers have concluded that [the Company’s] disclosure controls and procedures are effective to ensure [you are able] to record, collect, process and disclose the information that [you are] required to disclose in the reports [you] file with the SEC.” Please revise your future filings, as applicable, to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

The Company has advised that in its future filings it will clarify that, as of a particular evaluation date, its officers concluded that its disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Item 10. Directors, Executive Officers and Corporate Governance Code of Ethics, page 51

7.
We note your disclosure that your code of ethics is available on your website at www.comtech.com.cn. Based on a review of your current website at that address we can find no such information. Please advise.

At the time the Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, the Company’s corporate website was located at www.comtech.com.cn. Since that time, the Company has separated its product and corporate websites. The corporate website is now www.cogo.com.cn. The code of ethics is located under the investor information page at the corporate governance tab:  http://www.cogo.com.cn/investor_governance.html

Item 11. Executive Compensation Elements of Compensation, page 51

8.
We note from your disclosure that you target base salaries for your named executive officers at the median of the range for executives at comparable companies. Given that you target the base salaries, briefly discuss in your applicable future filings how the base salaries you provide to the named executive officers relate to the data you have analyzed from the peer companies and include an’ analysis of where actual payments actually fell within the targeted range. If any of your named executive officers are paid base salaries at levels that are materially different from the targeted levels, please also provide discussion and analysis as to why. In addition, in your applicable future filings, please identify the peer companies you use.

The Company has advised that it will include such disclosure in its future filings.

Mr. Gary Todd
November 6, 2009

9.
We note that your executive officers are eligible for annual bonuses but it appears you have not paid any in the past fiscal year. In your applicable future filings, please expand your disclosure to explain why no bonuses were awarded. Disclose any thresholds which may not have been met.

The Company has advised that it will include such disclosure in its future filings.

10.
We refer to your disclosure under the caption “Incentive Compensation” on page 52. We note little or no analysis of how the equity awards to each of your executive officers were determined. In your future filings, as applicable, please include an expanded discussion of how your Compensation Committee made its equity award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze performance targets and their significance in determining equity awards and how and why those awards varied among the named executive officers. Include in your disclosure an analysis of how the awards reflect such corporate goals and individual objectives as required by subparagraphs (b)(1)(vi) and (vii) of Item 402 of Regulation S-K.

The Company has advised that it will include such disclosure in its future filings.

Item 13. Certain Relationships and Related Transactions..., page 61

11.
Please tell us where you have filed each of the agreements referenced in this section. As a related matter, please note Exhibit 10.4 to your Form 10-K, which is incorporated by reference to an 8-K purportedly filed on May 28, 2005 does not appear to have been filed on that date. Please advise.

Honghui Li’s 5% equity interest in Shanghai E&T held for the benefit of Comtech China is memorialized in the Deed Concerning Shares of Shanghai E&T System Company Limited, dated December 12, 2006, filed as Exhibit 10.14  to the Form 10-K  for the year ended December 31, 2006, filed  March 16, 2007.  Exhibit 10.13 was included on the exhibit list for the Company’s Form 10-K for the fiscal year ended December 31, 2007, but a reference to the previous year’s 10-K was inadvertently omitted.  The Company has advised that it will include the proper reference in its future filings.

Honghui Li’s 99% equity interest in Shenzhen Comtech International Limited held for the benefit of Comtech China is memorialized in the Deed dated December 12, 2006, filed as Exhibit 10.14  to the Form 10-K  for the year ended December 31, 2006, filed  March 16, 2007.  Exhibit 10.14 was included on the exhibit list for the Company’s Form 10-K for the fiscal year ended December 31, 2007, but a reference to the previous year’s 10-K was inadvertently omitted.  The Company has advised that it will include the proper reference in its future filings.

Mr. Gary Todd
November 6, 2009

The share acquisition agreement dated August 6, 2006 whereby Comtech (China) Holding Ltd. acquired the remaining 40% equity interest of Shanghai E&T was filed as exhibit 10.3 to the Form 8-K filed August 9, 2006.

The Share Exchange Agreement between Trident Rowan Group Inc., Comtech Group Inc., and certain other parties, dated May 25, 2004 was filed as Exhibit 10.4 of the Form 8-K filed May 28, 2004.  The reference to filing May 28, 2005 is a typographical error.

Signatures, page 67

12.
We note that your 10-K has not been signed by your principal accounting officer or controller. In your future filings on Form 10-K, please ensure that an officer has signed in either of those capacities as well. Refer to Instruction D to Form 10-K.

The Company has advised that its principal accounting officer will execute future filings on Form 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 4. Controls and Procedures, page 25

13.
We note disclosure that your chief executive and chief financial officers have concluded that disclosure controls and procedures are “effectively designed to ensure that [you] are able to record, collect, process, and disclose the information [you] are required to disclose in the reports [you] file with the SEC within the required time periods.” Please revise future filings to state whether your officers concluded that disclosure controls and procedures were effective or not effective, rather than whether they are “effectively designed.” Further, if you elect to include any qualifying language as to the effectiveness conclusion, in your future filings such language should include, at a minimum, but only if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to your management, including your principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, if true, your disclosure could simply indicate that your officers determined that your “disclosure controls and procedures are effective” without any further qualifications or attempts to define those disclosure controls and procedures.

The Company has advised that the disclosure in its future filings will be revised in accordance with the Staff’s comments.

Mr. Gary Todd
November 6, 2009

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

Please call me at (212) 407-4866 if you have any questions.  Thank you.

Very truly yours,

/s/ Giovanni Caruso
     Giovanni Caruso